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BRADLEY A. KLEIN (ILLINOIS)		PARIS
CHI T. STEVE KWOK (NEW YORK)	June 23, 2016	SÃO PAULO
GREGORY G.H. MIAO (NEW YORK)		SEOUL
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Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                                     ZTO Express (Cayman) Inc.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, ZTO Express (Cayman) Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”).  The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.  A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of December 31, 2014 and 2015 and for each of the two years ended December 31, 2014 and 2015. As an emerging growth company, the Company has omitted the selected financial information for the years before 2014.

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If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Hui Feng, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86-21-6141-2173 or via email at hufeng@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Meisong Lai, Chairman and Chief Executive Officer, ZTO Express (Cayman) Inc.

James Jianmin Guo, Chief Financial Officer, ZTO Express (Cayman) Inc.
Hui Feng, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David Zhang, Esq., Kirkland & Ellis International LLP